SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

03 November, 2008
LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 03 November 2008 re: Offer Document Posted

Secretary's Department
25 Gresham Street
London
EC2V 7HN

TNT 89

Direct line:                      020 7356 2108
Network:                        7-400 2108
Switchboard:                 020 7626 1500
Fax:                                020 73561038
Network Fax:                 7-400 1038
Email: Mike.Hatcher@lloydstsb.co.uk

                                                                                                                3rd November, 2008

LLOYDS TSB GROUP plc
CIRCULAR TO SHAREHOLDERS WITH NOTICE OF GENERAL MEETING
 FORM OF PROXY
NOTIFICATION OF AVAILABILITY OF DOCUMENTS ON THE COMPANY'S WEBSITE

Copies of the above documents, which relate to the proposed acquisition of HBOS plc; placing and open offer of shares; and capitalisation issue, have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's document viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London  E14 5HS

Telephone no. 020 7066 1000

                                                                                                       Lloyds TSB Group plc is registered in Scotland no. 95000
                                                                                                       Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  03 November, 2008